FORM 4
             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
 1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

     D'Amato                    Anthony
     (Last)                    (First)                  (Middle)

     19244 Natures View Court
     (Street)

     Boca Raton,               FL            33498
     (City)                  (State)         (Zip)


2.  Issuer Name and Ticker or Trading Symbol

    Eagle Capital International, Ltd. - ECIC


3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

     April, 2000


5.  If Amendment, Date of Original
    (Month/Day/Year)


6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     XX  Director                            XX  10% Owner

     XX  Officer (give title below)              Other (specify below)

         President and CEO

  Table I - Non-Derivative Securities Acquired, Disposed of, or
            Beneficially Owned


1.  Title of     2. Transaction   3. Transaction   4.  Securities          5.  Amount of        6.  Ownership    7.  Nature of
    Security        Date             Code              Acquired (A) or         Securities           Form:            Indirect
    (Instr. 3)      (Month/Day/      (Instr. 8)        Disposed of (D)         Beneficially         Direct (D)       Beneficial
                    Year)                              (Instr. 3, 4 & 5)       Owned at             Or Indirect      Ownership
                                                                               End of               (I)              (Instr. 4)
                                                                               Month                (Instr. 4)
                                                                               (Instr. 3 & 4)
                             Code    V    Amount    (A) or (D)    Price



Common Stock     04/11/00     P             3,000        A         $1.125      840,000                  D
Common Stock     04/11/00     P            17,000        A         $1.25
Common Stock     04/12/00     P            10,000        A         $1.313
Common Stock     04/17/00     P            20,000        A         $1.25
Common Stock     04/17/00     P            10,000        A         $1.1688
Common Stock     04/19/00     P            10,000        A         $1.25
Common Stock     04/28/00     P             2,000        A         $1.125
Common Stock     04/28/00     P             1,000        A         $1.063
Common Stock     04/28/00     P            11,500        A         $1.25
Common Stock     04/28/00     P             1,500        A         $1.313
Common Stock     04/28/00     P             3,000        A         $ .938
Common Stock     04/28/00     P             1,000        A         $1.00


         Reminder:  Report on a separate line for each class of securities benefically owned directly or indirectly.



  Table II - Derivative Securities Acquired, Disposed or, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of    2.  Conversion    3.  Trans-     4.  Transaction   5.  Number of      6.  Date            7. Title &
    Deriv-          or Exercise       action         Code              Derivative         Exercisable        Amount of
    ative           Price of          Date           (Instr. 8)        Securities         & Expiration       Underlying
    Security        Derivative        (Month/                          Acquired (A)       Date (Month/       Securities
   (Instr. 3)       Security          Day/                             or Disposed        Day/Year)          (Instr. 3 & 4)
                                      Year)                            of (D)
                                                                   (Instr. 3, 4 & 5)

                                           Code     V      (A)      (D)     Date      Expira-    Title      Amount
                                                                            Exer-     tion                  of No.
                                                                            cisable   Date                  of Shares







  Table II - Derivative Securities Acquired, Disposed or, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

Contd...


8.  Price of     9.  Number           10.  Ownership      11.  Nature
    Derivative       of Derivative         Form of             of Indirect
    Security         Securities            Derivative          Beneficial
    (Instr. 5)       Beneficially          Security:           Ownership
                     Owned at End          Direct (D)          (Instr. 4)
                     of Month              or Indirect
                     (Instr. 4)            (I) (Instr 4.)






   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.



Explanation of Responses:

May 3, 2000                     /s/Anthony D'Amato
                                **Signature of Reporting Person


                                Anthony D'Amato
                                Print Name




** Intentional misstatements or omissions of facts constitute
   Federal Violations.
   See 18 U.S.C. 1001 and 15 U.S. C 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure. (Print or Type Responses)